CUSIP No. 358010106	13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Frequency Electronics, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

358010106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358010106		13G	Page 2 of 5 Pages

1. Name of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the Frequency
Electronics, Inc. Employee Stock Ownership Plan and the Frequency Electronics, Inc. 401(k) Savings Plan,
IRS No. 51-0099493.

2. Check the Appropriate Box if a Member of a Group:

(a)	☐

(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:
0

Number of	6. Shared Voting Power:
Shares	791,888
Beneficially
Owned By	7. Sole Dispositive Power:
Each	0
Reporting
Person With:	8. Shared Dispositive Power:
791,888

9. Aggregate Amount Beneficially owned by Each Reporting Person: 791,888

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11. Percent of Class Represented by Amount in Row (9): 9.75%

12. Type of Reporting Person: EP

CUSIP No. 358010106		13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:			Frequency Electronics, Inc.
(b) Address of Issuer’s Principal Executive Offices:			55 Charles Lindbergh Blvd
Mitchel Field, NY 11553

Item 2.

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee
for the Frequency Electronics, Inc. Employee Stock Ownership Plan and the Frequency
Electronics, Inc. 401(k) Savings Plan
1013 Centre Road
Wilmington, Delaware 19805

Citizenship:	Delaware

(d) Title of Class of Securities:		Common Stock, $1.00 par value per share

(e) CUSIP Number:		358010106

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership - Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) The Frequency Electronics, Inc. Employee Stock Ownership Plan (“ESOP Plan”) and the
Frequency Electronics, Inc. 401(k) Savings Plan (“401(k) Plan”) (collectively, the “Plans”)
are each subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).
Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the
Trustee for the ESOP Plan Trust and the 401(k) Plan Trust. As of December 31, 2008, the
ESOP Plan Trust held 503,131 shares of the Issuer’s common stock and the 401(k) Plan Trust held 288,757 shares of the Issuer’s common stock for an aggregate of 791,888 shares of the
Issuer’s common stock. The securities reported include all shares held of record by the
Trustee as trustee of the Trusts. The Trustee follows the directions of the Issuer and/or participants in the Plans. The Trustee, however, is subject to fiduciary duties under ERISA.
The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b) The 791,888 shares of common stock represent 9.75% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2008, as provided by the Issuer.

CUSIP No. 358010106	13G	Page 4 of 5 Pages

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 791,888
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 791,888

Item 5. Ownership of Five Percent or Less of Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 358010106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

/s/ Kristin M. Camp
Kristin M. Camp
Director, Trust Services
February 2, 2009